Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2015
Earnings
Income before income taxes	$1,405
Add/(Deduct):
Equity in net income of affiliated companies	(437)
Dividends from affiliated companies	80
Fixed charges excluding capitalized interest	851
Amortization of capitalized interest	10
Earnings	$1,909

Fixed Charges
Interest expense	$812
Interest portion of rental expense (a)	39
Capitalized interest	5
Total fixed charges	$856

Ratios
Ratio of earnings to fixed charges	2.2
__________
(a) One-third of all rental expense is deemed to be interest.